

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

Via E-Mail
Michael Hansen
President and Chief Executive Officer
MediaNet Group Technologies, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

> **Re:** **MediaNet Group Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed March 30, 2011**
> **Current Report on Form 8-K**
> **Filed March 2, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-49801**

Dear Mr. Hansen:

We have reviewed your response dated December 29, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

General

1. In your next response letter, please provide the written statement requested at the end of our letter dated September 27, 2011.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 57

2. We note your response to comment two in our letter dated December 16, 2011 and reissue this comment in part. Please revise to clarify how you will use this property to reward your Business Associates.

Note 2 – Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

3. Please file as an exhibit your exhibit A attached as part of your response to prior comment three of our letter dated December 16, 2011. In addition, please revise your disclosure on page 53 within Item 12 to clarify Mr. Hansen has the right to vote and dispose of the shares, consistent with your response.

Revenue Recognition, page F-12

4. We note your response to comment four in our letter dated December 16, 2011 that you do not recognize breakage for credits that have been sold by you or by Business Associates to consumers due to high utilization rates. Please ensure your disclosure addresses and distinguishes your accounting policy for breakage as it relates to consumers with user accounts in addition to your breakage policy for DubLi Credits issued to Business Associates. Also, please supplementally provide us with the utilization rates for credits sold to end user customers by you or Business Associates.

5. We note your response to comment five in our letter dated December 16, 2011 that while credits sold to consumers directly by you or resold by Business Associates to consumers have a 12 month expiration you are not able to track or determine the expiration of the credits. In your response to comment four in our letter dated December 16, 2011, you state you do not recognize breakage for these credits. Please explain how you account for the unused credits sold directly by you to consumers and unused credits that were sold by Business Associates to consumers for which you are unable to determine the expiration. Please quantify for us the amount of these unused credits for each period presented.

Note 7 – Real Estate Contract, page F-17

6. Please file as an exhibit the real estate contract and all related modifications. In your Form 10-Q for the period ended June 30, 2011, you disclosed on page 18 that the contract was paid in full in May 2011 and you were waiting to receive title. Your response to comment two in our letter dated December 16, 2011 now states you will not receive title until your obligation to fill the land is completed and such fill must be completed before May 10, 2012. Please advise us and disclose when the contract was modified to

require that you fill the land prior to May 10, 2012 prior to receiving title. Further, please disclose the consequences in the event you are unable to fill the land prior to May 10, 2012.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief